

SECURI **12013276** ISSION

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SEC FILE NUMBER
8 - 50629

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2011___ AND ENDING ___12/31/2011___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
    Hedge Harbor Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Ave.
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce H. Lipnick   212-871-3754
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- if individual. state last. first. middle name)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, _____ Bruce H. Lipnick _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Hedge Harbor Inc. _____ , as of _____ December 31 _____ ,20 11 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

Title

_____
Notary Public

On This day 23rd February 2012

MERLENE BHAJAN
Notary Public, State of New York
No. 01BH6174924
Qualified in New York County
Commission Expires Oct 1st 2015

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HEDGE HARBOR INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

HEDGE HARBOR INC.

CONTENTS

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors of
Hedge Harbor Inc.

We have audited the accompanying statement of financial condition of Hedge Harbor Inc. (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hedge Harbor Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by the Regulations under the Commodity Exchange Act. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the statement of financial condition. The information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statement of financial condition or to the statement of financial condition themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the statement of financial condition.

Roseland, New Jersey
February 22, 2012

1

An independent firm associated with AGN International Ltd

HEDGE HARBOR INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS

Cash and cash equivalents	$	230,503
Fees receivable		63,255
Due from affiliates		4,979
Other assets		9,837
	$	308,574

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	19,232
Due to parent and affiliate		4,188
Payable to placement agents		37,195
Corporate taxes payable		125
		60,740

Stockholder's equity

Common stock, $0.01 par value; 3,000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		2,815,820
Accumulated deficit		(2,567,987)
Total stockholder's equity		247,834
	$	308,574

HEDGE HARBOR INC.

NOTES TO FINANCIAL STATEMENT

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1. Nature of business and summary of significant accounting policies

Nature of Business

Hedge Harbor Inc. (the "Company"), a wholly-owned subsidiary of Asset Alliance Corporation (the "Parent"), was incorporated on October 3, 1997. The Company provides marketing and referral services for private investment products advised or managed by non-affiliated asset managers and entities affiliated with the Parent with which the Company has a referral fee agreement in place. The Company is a registered broker-dealer under the Securities Exchange Act of 1934; the Financial Industry Regulatory Authority ("FINRA"); the Commodity Futures Trading Commission (the "CFTC"); and the National Futures Association (the "NFA").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 22, 2012. Subsequent events have been evaluated through this date.

Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less when purchased to be cash equivalents.

Revenue Recognition

The Company's revenues are derived from referral fees earned. Such fees are per contractual arrangement and are derived from a portion of management and/or performance fees primarily calculated based on assets under management at the referred entity. Referrals are to entities that are either advised or managed by certain non-affiliated and affiliated companies. These revenues are usually payable on a monthly or quarterly basis. Certain fees earned by the Company will continue as long as the referral assets placed by the Company remain under management at the referred entity. (See also Note 7 – Related Party Transactions.) The Company may also perform referral services for affiliated companies for which no fees are earned.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

HEDGE HARBOR INC.

NOTES TO FINANCIAL STATEMENT

---

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes (continued)

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2008. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

4

HEDGE HARBOR INC.

NOTES TO FINANCIAL STATEMENT

---

2. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2011, the Company's net capital was approximately $190,000 which was approximately $145,000 in excess of its minimum requirement of $45,000.

3. Income taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company files its own state and local income tax returns. Federal, and combined state and local taxes, have been calculated in the financial statements on a stand-alone basis using separate entity income at the effective rate of the Company.

The Company's federal income tax provision is computed in accordance with an agreement between the Parent and its subsidiaries. The Parent pays federal taxes or receives federal tax benefits on the Company's behalf. In 2011, the Parent was unable to absorb the tax benefit of the Company's loss. Accordingly, no amounts for federal income taxes receivable are recorded as due from Parent and affiliate at December 31, 2011.

At December 31, 2011, the Company has tax losses available for offset against future years' taxable income of approximately $2,631,000, expiring between 2017 and 2031. The Company's net operating loss ("NOL") results in a deferred tax asset of approximately $921,000 for federal income tax purposes, approximately $218,000 for New York State income tax purposes and approximately $232,000 for New York City income tax purposes. The Company has provided a full valuation allowance to reduce its related deferred tax asset to zero because of the uncertainty relating to realizing such benefits in the future. The Company's valuation allowance changed by approximately $121,000 for the year ended December 31, 2011 reflective of 2011's net loss.

A valuation allowance was established to offset the net operating loss carryforward and other deferred tax assets to the extent it is more-likely-than-not, based upon available evidence, that the recorded value will not be realized. Realization is dependent on the existence of sufficient taxable income within the carryforward period, including future reversals of certain taxable temporary difference.

The effective tax rate differs from the U.S. federal statutory rate primarily from the change in the valuation allowance.

4. Concentrations of credit risk

The Company maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

During the year ended December 31, 2011, approximately 79% of the Company's revenues were from two customers. As of December 31, 2011, there were fees due from these customers of approximately $37,000.

HEDGE HARBOR INC.

NOTES TO FINANCIAL STATEMENT

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5. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Commitments and contingencies

Management of the Company does not believe there are any open legal matters that will have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

7. Related party transactions

Placement Revenues and Fees

Included in referral fee revenues for 2011 is $83,787 of fees earned by the Company primarily for services provided to its Parent under an agreement. The Company generally receives these referral fee revenues on a quarterly basis. The amount receivable from affiliates is $4,979 at December 31, 2011. To the extent that revenues are not received by the Company, the Company is contractually relieved from remitting fees to third parties.

Shared Services Agreement

Certain administrative services are provided by entities affiliated with the Company. In this regard, certain operating expenses of these affiliates are allocated to the Company based on an agreed-upon allocation. During the year ended December 31, 2011, the Company was allocated rent, salary and other expenses in the amount of $224,227. Due to parent and affiliate includes $4,188 owed for certain of these allocated costs.

8. Liquidity

The Parent recognizes the nature of the Company's business activities and that certain operating costs may need to be funded for a period of time until investors improve the level of allocations they make to the funds and accounts advised by managers with which the Company has placement agreements. In this regard, the Parent has agreed to make additional contributions as needed. During 2011, no additional contributions were required to be made by the Parent.